UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                        EAGLE BUILDING TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    269439105
                                 (CUSIP Number)

                                 M.A. Berman Co.
                        225 N.E. Mizner Blvd., Suite 502
                            Boca Raton, Florida 33432
                                 (561) 672-4800
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 21, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 9 pages)

                                  SCHEDULE 13D

         -----------------------------------------------------------------------
         CUSIP NO. 269439105
         -----------------------------------------------------------------------
         1.        NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   M.A. Berman Co.
                   11-2543728

         2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

         3.        SEC USE ONLY

         4.        SOURCE OF FUNDS
                   OO

         5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]


         6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Florida

                                                 7.     SOLE VOTING POWER
                           NUMBER OF                    1,064,583
                           SHARES
                           BENEFICIALLY          8.     SHARED VOTING POWER
                           OWNED BY                     -0-
                           EACH
                           REPORTING             9.     SOLE DISPOSITIVE POWER
                           PERSON                       1,064,583
                           WITH
                                                10.     SHARED DISPOSITIVE POWER
                                                         -0-

      11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,064,583

      12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES                                                 [ ]

      13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   `16.3%

      14.       TYPE OF REPORTING PERSON
                   CO, BD

                               (Page 2 of 9 pages)

                                  SCHEDULE 13D

         -----------------------------------------------------------------------
         CUSIP NO. 269439105
         -----------------------------------------------------------------------
         1.        NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   M.A. Berman Partners, LP
                   11-3212934

         2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

         3.        SEC USE ONLY

         4.        SOURCE OF FUNDS
                   PF, OO

         5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

         6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Florida

                                                 7.    SOLE VOTING POWER
                           NUMBER OF                     860,983
                           SHARES
                           BENEFICIALLY          8.    SHARED VOTING POWER
                           OWNED BY                      -0-
                           EACH
                           REPORTING             9.    SOLE DISPOSITIVE POWER
                           PERSON                        860,983
                           WITH
                                                10.    SHARED DISPOSITIVE POWER
                                                         -0-

     11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   860,983

     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES                                                 [ ]

     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   13.2%

     14.       TYPE OF REPORTING PERSON
                   PN

                               (Page 3 of 9 pages)

                                  SCHEDULE 13D

         -----------------------------------------------------------------------
         CUSIP NO. 269439105
         -----------------------------------------------------------------------
         1.        NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Meyer A. Berman
                   ###-##-####

         2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

         3.        SEC USE ONLY

         4.        SOURCE OF FUNDS
                   PF

         5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

         6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States

                                                 7.    SOLE VOTING POWER
                           NUMBER OF                     2,689,266 (Note 1)
                           SHARES
                           BENEFICIALLY          8.    SHARED VOTING POWER
                           OWNED BY                      -0-
                           EACH
                           REPORTING             9.    SOLE DISPOSITIVE POWER
                           PERSON                        2,689,266 (Note 1)
                           WITH
                                                 10.   SHARED DISPOSITIVE POWER
                                                         -0-

     11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,689,266 (Note 1)

     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES                                                 [ ]

     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   41.1%

     14.       TYPE OF REPORTING PERSON
                   IN

         ------------
         (Note 1)
         ------------

          Includes (i) 62,267 shares of Common Stock owned by Meyer A. Berman individually, (ii) 1,064,583 shares of Common Stock owned by M.A. Berman Co., (iii) 860,983 shares of Common Stock owned by M.A. Berman Partners, LP, (iv) 646,433 shares of Common Stock owned by Meyer A. Berman, Individual Retirement Account and (v) 55,500 shares of Common Stock owned by Katia Christine, spouse of Meyer A. Berman.

                               (Page 4 of 9 pages)

                                  SCHEDULE 13D

         -----------------------------------------------------------------------
         CUSIP NO. 269439105
         -----------------------------------------------------------------------
         1.        NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Meyer A. Berman, Individual Retirement Account
                   ###-##-####

         2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

         3.        SEC USE ONLY

         4.        SOURCE OF FUNDS
                   PF

         5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

         6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Florida

                                               7.      SOLE VOTING POWER
                           NUMBER OF                     646,433
                           SHARES
                           BENEFICIALLY        8.      SHARED VOTING POWER
                           OWNED BY                      -0-
                           EACH
                           REPORTING           9.      SOLE DISPOSITIVE POWER
                           PERSON                        646,433
                           WITH
                                              10.      SHARED DISPOSITIVE POWER
                                                         -0-

     11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   646,433

     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES                                                [ ]

     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   9.9%

     14.       TYPE OF REPORTING PERSON
                   IN

                               (Page 5 of 9 pages)

                                  SCHEDULE 13D

         -----------------------------------------------------------------------
         CUSIP NO. 269439105
         -----------------------------------------------------------------------
         1.        NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Katia Christine
                   ###-##-####

         2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [X]

         3.        SEC USE ONLY

         4.        SOURCE OF FUNDS
                   PF

         5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

         6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
                                               7.      SOLE VOTING POWER
                           NUMBER OF                     50,000
                           SHARES
                           BENEFICIALLY        8.      SHARED VOTING POWER
                           OWNED BY                      -0-
                           EACH
                           REPORTING           9.      SOLE DISPOSITIVE POWER
                           PERSON                        50,000
                           WITH
                                              10.      SHARED DISPOSITIVE POWER
                                                         -0-

     11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   50,000

     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES  (Note 2)                                      [ ]

     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.8%

     14.       TYPE OF REPORTING PERSON
                   IN

         -----------
         (Note 2)
         -----------

          Does not include 55,500 shares of Common Stock over which Meyer A. Berman retains voting and dispositive power pursuant to a power of attorney agreement between Mr. Berman and Ms. Christine.

                               (Page 6 of 9 pages)

         ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D relates to the common stock, $.01 par value
                   ("Common Stock"), issued by:

                  Eagle Building Technologies, Inc. (the "Company") 20293 State Road 7
                  Boca Raton, Florida 33498

         ITEM 2.  IDENTITY AND BACKGROUND FOR THE REPORTING PERSONS (a) - (b)

                  M.A. Berman Partners, LP
                  225 N.E. Mizner Boulevard, Suite 502
                  Boca Raton, Florida 33432

                  M.A. Berman Co.
                  225 N.E. Mizner Boulevard, Suite 502
                  Boca Raton, Florida 33432

                  Meyer A. Berman
                  Individually and Individual Retirement Account
                  225 N.E. Mizner Boulevard, Suite 502
                  Boca Raton, Florida 33432

                  Katia Christine
                  225 N.E. Mizner Boulevard, Suite 502
                  Boca Raton, Florida 33432

               (c) M.A. Berman Partners, LP ("MAB") is a limited partnership formed for the purpose of investing in the securities of public and private entities. The general partner of MAB is Meyer A. Berman, individually, and M.A. Berman Capital Corp., a New York corporation, of which Mr. Berman is the sole shareholder. M.A. Berman Co. is a Florida corporation and member of the National Association of Securities Dealers, Inc. Meyer A. Berman is the sole shareholder of M.A. Berman Co. Katia Christine is the wife of Mr. Berman.

               (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).

               (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Berman and Ms. Christine are private investors and United States citizens.

                               (Page 7 of 9 pages)

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The funds used for the purchases reported herein consist of investor funds in the MAB limited partnership, the corporate funds of M.A. Berman Co. and the personal funds of each of Mr. Berman and Ms. Christine, none of which funds were borrowed. As a result of the purchases reported herein, the Reporting Persons' beneficial ownership of the Company's Common Stock has changed by greater than 1%. Consequently, the Reporting Persons are filing this Amendment No. 3 to Schedule 13D to update the beneficial ownership information reported in Amendment No. 2 and to report (i) the acquisition of 11,000 shares of Common Stock by MAB on February 11, 2002 at a purchase price of $3.00 per share, which inadvertently was not disclosed on Amendment No. 1 to Schedule 13D filed on April 26, 2002 and (ii) to report the acquisition by M.A. Berman Co. of 230,400 shares of Common Stock between February 14, 2001 and November 11, 2001, at purchase prices ranging between $2.67 and $9.65, which inadvertently was not disclosed on the
     Schedule 13D filed on November 15, 2001.

         ITEM 4.  PURPOSE OF THE TRANSACTION.

          Each the acquisitions of Common Stock reported herein was for investment purposes only.

         ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER -
                                 EAGLE BUILDING  TECHNOLOGIES, INC.

               (a) As of the date of this filing, the Reporting Persons beneficially own an aggregate of 2,739,266 shares (41.9%) of the outstanding Common Stock.

               (b) Meyer A. Berman has the sole power to vote and dispose of all but 50,000 of the 2,739,266 shares, which shares are owned by Katia Christine.

               (c) Since the filing of Amendment No. 2 to Schedule 13D on May 10, 2002 (i) M.A. Berman Co. acquired 56,083 shares of Common Stock at purchase prices ranging from $3.25 to $3.75, and sold 2,000 shares at a purchase price of $3.25 per share(ii) MAB sold 98,000 shares of Common Stock at a sale price of $3.25 per share, (iii) Meyer A. Berman, individually did not acquire any shares of Common Stock,
                    (iv) Meyer A. Berman Individual Retirement Account acquired 160,700 shares of Common Stock at purchase prices ranging from $3.25 to $3.6014, and (v) Katia Christine did not acquire any shares of Common Stock.

               (d) Of the aggregate of 2,739,266 shares of Common Stock of the Company in which the Reporting Persons have an interest, with respect to all of such shares, Meyer A. Berman has the sole right and power to direct a vote for all but 50,000 of such shares, which shares are owned by Katia Christine.

               (e)  Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  No change.

                               (Page 8 of 9 pages)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  June 6, 2002

                                      M.A. BERMAN PARTNERS, LP


                                      By:   /s/ Meyer A. Berman
                                      ----------------------------------------
                                      Its:   General Partner


                                      M.A. BERMAN INDIVIDUAL RETIREMENT ACCOUNT


                                      By:   /s/ Meyer A. Berman
                                      ----------------------------------------
                                      Name:    Meyer Berman


                                      M.A. BERMAN CO.


                                      By:  /s/ Meyer A. Berman
                                      ----------------------------------------
                                      Name: Meyer A. Berman
                                      Its:     President


                                          /s/ Meyer A. Berman
                                      ----------------------------------------
                                              Meyer A. Berman


                                         /s/ Katia Christine
                                      ----------------------------------------
                                             Katia Christine



                               (Page 9 of 9 pages)